Filed by Coursera, Inc. (Commission File No. 001-40275)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Udemy, Inc. (Commission File No. 001-40956)

The following are excerpts from the transcript of a call held by Coursera, Inc. (“Coursera”) on February 5, 2026 regarding its financial results for the quarter and year ended December 31, 2025. The excerpts contain only those portions of the transcript relating to discussions of the proposed combination of Coursera and Udemy, Inc. (“Udemy”).

. . .

Gregory M. Hart

I am proud of the early progress our team has made, and I am equally clear that we must, and will, continue to move faster. In December, we announced an agreement to combine with Udemy, a company and team we have long admired. This transaction is an important step in accelerating our strategy. By bringing together two highly complementary platforms, operating models, and cultures, we meaningfully increase our collective ability to invest, innovate, and execute at scale. Just as importantly, this combination reinforces the direction we have been taking all year: building a more agile, more focused, and more capable company, and evolving beyond a content catalog into a leading technology platform for skills.

More broadly, the environment around us continues to underscore why this moment matters. Skill requirements are changing quickly across nearly every industry, organizations are under pressure to reskill and upskill their workforces at scale, and individuals around the world are increasingly seeking learning that is more personalized, job-relevant, and clearly connected to advancing their career goals.

Together, we believe we can execute at greater scale and speed, share product and data investments to accelerate our roadmap, and be better positioned to address the global skilling and talent transformation opportunity. Our companies are progressing through the regulatory and shareholder approval processes and we look forward to providing updates in the coming months as our integration planning advances.

. . .

Mike Foley

Moving to the balance sheet, we ended the year with approximately $793 million of unrestricted cash and cash equivalents, with no debt. This strong financial position gives us the capacity to invest in growth, move quickly in a fast-changing landscape, and create additional opportunities for shareholder returns. As we discussed on the December announcement call, this includes our anticipated execution of a sizable share repurchase program following the close of the proposed transaction with Udemy.

. . .

Importantly, today’s guidance reflects Coursera’s expectations on a standalone basis and does not take into account the proposed transaction with Udemy. We expect the transaction to generate meaningful operating efficiencies, including anticipated annual run-rate cost synergies of $115 million within 24 months of closing, primarily through optimized go-to-market motions and streamlined G&A expense. We are confident that a majority of these run-rate synergies can be achieved within the first year post-close, and we look forward to providing updates as we progress through the regulatory and integration planning processes in the months ahead.

. . .

Matthew Shea, Needham

Hey, thanks for taking the question. And congrats on a nice quarter here, guys. This is Matt Shea on for Ryan. I wanted to touch on international. It seems like it’s been a real bright spot over the last couple of quarters. Two-parter here. Maybe first on the translation side, you achieved your goal of 1,000 courses with AI dubbing across five languages. Seems like this has been particularly helpful in unlocking international learners. I guess given that success, how much more translation could be in store for 2026? And how immediate is that benefit? And then maybe second geo-based pricing was a big topic last quarter that seems to be bearing fruit. How has that evolved and any plans to roll out incremental geo-based pricing to new countries in 2026?

Gregory M. Hart

Great question Matt. So a couple of thoughts on that. First of all, yes, we absolutely are going to continue to expand the number of courses that we have translated, both through AI dubbing, but also just through machine translation of text. We believe that, and the data shows that learners are far more likely to engage in courses that are in their native language and ideally in that native language through verbal audio, not just through text. So we’re going to continue to invest in that area. It’s also something that our enterprise customers will often ask for in certain geographies to make sure that they get the right content for their workforces in those native languages. It’s also one of the reasons just sort of stepping back and thinking a little bit about the combination with Udemy. That’s really interesting for us, because Udemy has 85,000 plus instructors from around the world creating content in a huge range of languages. And so we believe that will be a fantastic addition to better serve learners around the world.

. . .

Matthew Shea, Needham

Got it. Appreciate that color. Maybe one on the combination with Udemy. You know, at the time of the announcement, it was a bit early to gauge feedback from the instructor base. But now, assuming you’ve had a chance to connect with partners, how do your university and enterprise partners feel about this combination? And conversely to the extent you can share, I guess, any additional feedback from Udemy instructors about how they feel about the combination?

Gregory M. Hart

Well, I’ll start by saying that, you know, we firmly believe that the combination will provide far better outcomes for every participant in our value chain. So from a content creator perspective, Coursera has now 197 million registered learners. Udemy has 82 million plus registered learners. So you know, approaching 300 million with the combination. Then from a -- and obviously 300 million registered learners on the consumer side of the business is a massive audience that any content creator, whether it’s a university partner of ours, an industry partner of ours, buyers or a subject matter expert instructor from Udemy’s network can reach through this combination. And so we believe they will absolutely expand their capacity to tap into new audiences and deliver effective learning for them.

For learners, obviously, they benefit from more content. They benefit from all the content being created, not just by Coursera 375 different university and industry partners, but from the 85,000 plus subject matter experts on the Udemy side. And then finally, for enterprise, we have 1,700 enterprise customers. Udemy has 17,000. And so that is a huge audience, again, that content creators can develop content for and serve and a real opportunity to grow their business through that. I would say that the feedback that we’ve had has really been, you know, how is this going to work? Which is a logical and completely fair question. And we have to think through that really carefully. You know, the last thing we would want is to simply have a content soup of content from all of these different instructors and institutions. And so we want to make sure that we do a good job of developing the right experience. We will develop that with feedback from those audiences. You know, obviously, we can’t really do that right now when we’re pre-close. But as we get post close, getting input and feedback from those audiences as we build out the integration into a single platform is going to be an important part of our plan.

. . .

Nafeesa Gupta, Bank of America

Hey, hi, thanks Greg and Mike. My question is firstly, in terms of Udemy merger, any potential timelines for it? I know it was mentioned in the second half of the year, but any updates on that? And are there any regulatory hurdles that you see in that process?

. . .

Mike Foley

Yeah. So no real updates to that yet. You know, we’re moving forward with the regulatory filings and shareholder and SEC filings with good pace. Our guidance continues to be the second half. But frankly there’s a wide range of potential outcomes there. There’s a theoretical path to being sooner than the second half of the year or it could be later than that. So no real update at this point in terms of timing.

. . .

Jessica, Raymond James

And a follow-up then also in your Enterprise segment and it’s like inflected back to 93% this quarter as we’re thinking about the rest of this year, while it’s because of Coursera itself, but also potentially following the Udemy merger. What are the main priorities you’re still considering within the segment, and how like, are you thinking about leading with product development, or what other aspects are you considering to be improving the segment and continuing to drive its performance? Thank you.

. . .

Gregory M. Hart

And then, you know, maybe just to speak a little bit to the question that you had, Jessica, about, you know, the combination with Udemy and their enterprise business. So their enterprise business is obviously much larger than ours. You know, they are roughly two-thirds enterprise, one one-third consumer. And we are the inverse of that two-thirds consumer, one-third enterprise. The combination will give us, you know, a company with, you know, pro forma revenue of $1.5 billion roughly that is roughly 50% consumer, 50% enterprise. They are, you know, frankly, ahead of us on a number of things with enterprise, not just from the revenue perspective, but also from a product perspective. That’s one of the things that’s really appealing and interesting about the combination, in the same way that we are ahead of them in many ways on the consumer side of our offering from a product perspective, not just a revenue perspective. And so the opportunity to bring all of that under one roof and one platform and offer that to both consumer and enterprise customers is really appealing. And to do that in a way that helps on the consumer side, you know, do an increasingly better job of delivering, helping learners find the right skills that they need to grow their careers, and enabling them to more easily learn and master those skills and demonstrate that through verified assessment of those skills, that ability to potential employers. On the enterprise side, the ability to do all of those same things from an upskilling and reskilling perspective, but also to do that within the flow of work, you know, through MCP integrations and really deep integrations directly into enterprise systems. And so we are very excited about the opportunity that this combination creates to do all of that.

. . .

Cautionary Note Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction (the “business combination”) between Coursera and Udemy. This communication contains forward-looking statements that involve substantial risks and uncertainties. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the business combination and the outlook for Coursera’s and Udemy’s results of operations and financial condition (including potential synergies) following the business combination. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of Coursera or Udemy stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition, risks related to online learning solutions and risks related to our AI innovations and AI generally; risks related to the business combination, including the effect of the announcement of the business combination on the ability of Coursera or Udemy to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Coursera or Udemy do business, or on Coursera’s or Udemy’s operating results and business generally; risks that the business combination disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the business combination; the outcome of any legal proceedings related to the business combination; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the ability to successfully integrate Coursera’s and Udemy’s operations and business on a timely basis or otherwise in accordance with the standards and obligations applicable to the combined company as a public benefit corporation and as a B Corp.; Coursera’s and Udemy’s ability to implement our plans, forecasts and other expectations with respect to the combined company’s business after the completion of the transaction and realize expected synergies and other benefits of the combination within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the proposed combination; fluctuations in the prices of Coursera or Udemy stock; and potential business disruptions following the business combination. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the risks presented here, and those to be presented in the registration statement on Form S-4, are considered representative, they should not be considered a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Coursera’s and Udemy’s respective periodic reports and other filings with the SEC, including the risk factors identified in Coursera’s and Udemy’s most recent Quarterly Reports on Form 10-Q, Coursera’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm) and Udemy’s most recent Annual Report on Form 10-K (available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm), under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof, and are based on the current beliefs of Coursera and Udemy as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Coursera nor Udemy undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law.

The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information About the Business Combination and Where to Find It

In connection with the business combination, Coursera intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coursera and Udemy and that also constitutes a prospectus of Coursera. Each of Coursera and Udemy may also file other relevant documents with the SEC regarding the business combination. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Coursera or Udemy may file with the SEC. The definitive joint proxy statement/prospectus will be mailed to stockholders of Coursera and Udemy. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other documents containing important information about Coursera, Udemy and the business combination, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Coursera will be available online free of charge on Coursera’s website at https://investor.coursera.com or by contacting Coursera’s Investor Relations department at ir@coursera.org. Copies of the documents filed with the SEC by Udemy will be available online free of charge on Udemy’s website at https://investors.udemy.com or by contacting Udemy’s Investor Relations department at ir@udemy.com.

Participants in the Merger Solicitation

Coursera, Udemy and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Coursera, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Coursera’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Executive Officers,” “Compensation Discussion and Analysis,” “Executive Compensation Tables,” “CEO Pay Ratio,” “Pay Versus Performance,” “Non-Employee Director Compensation,” “Certain Relationships and Related Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on March 31, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000026/cour-20250331.htm, and Coursera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” which was filed with the SEC on February 24, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1651562/000165156225000013/cour-20241231.htm. To the extent holdings of Coursera’s securities by its directors or executive officers have changed since the amounts set forth in Coursera’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1651562&owner=exclude. Information about the directors and executive officers of Udemy, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Udemy’s proxy statement for its 2025 Annual Meeting of Stockholders under the headings “Director Compensation,” “Our Executive Officers,” “Compensation Discussion and Analysis,” “Summary Compensation Table,” “Grants of Plan-Based Awards in 2024,” “Outstanding Equity Awards at 2024 Fiscal Year End,” “Related Person Transactions” and “Security Ownership of Certain Beneficial Owners and Management,” which was filed with the SEC on April 25, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000046/ude-20250422.htm, and Udemy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 under the headings “Item 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation” and “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on February 19, 2025 and is available online at https://www.sec.gov/Archives/edgar/data/1607939/000160793925000011/udmy-20241231.htm. To the extent holdings of Udemy’s securities by its directors or executive officers have changed since the amounts set forth in Udemy’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=1607939&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Coursera or Udemy using the sources indicated above.